

August 12, 2014

<u>Via E-mail</u>
Marc Sherman
Chairman of the Board
QSGI Inc.
1721 Donna Road
West Palm Beach, FL 33409

   Re: QSGI Inc.
     Form 8-K
     Filed August 7, 2014
     File No. 1-32620

Dear Mr. Sherman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant, page 2</u>

1. Please disclose whether the engagement of RBSM LLP was approved by any audit or similar committee of the board of directors or by the board of directors if you have no audit or similar committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2. Please revise your disclosure to state, if true, that you did not consult with RBSM LLP during the two most recent years or any subsequent interim period <u>prior to</u> engaging that accountant. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

3. We note your disclosures regarding Morison Cogen LLP in the second, third, fourth, and fifth paragraphs. It appears that such disclosure is not applicable and was previously reported in Form 8-K filed May 28, 2014 and the related amendments to such report. Please either remove the disclosures regarding Morison Cogen LLP or revise your disclosures to comply with comments in our letters dated May 30, 2014 and June 10, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief